UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2016

Commission File Number: 001- 37413

Concordia International Corp.
(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302
Oakville, Ontario
L6J 1H9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 7, 2016, Concordia International Corp. issued a press release announcing its second quarter 2016 results. In conjunction with this announcement Concordia International Corp. is filing the following exhibits:

Exhibit 99.1	Press release of Concordia International Corp. dated November 7, 2016.

Exhibit 99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2016.

Exhibit 99.3	Unaudited Condensed Interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2016.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into Concordia International Corp.’s Registration Statement on Form F-10 (Registration No. 333-205596).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.

By:	/s/ Mark Thompson
	Name:	Mark Thompson
	Title:	Chief Executive Officer

Date: November 7, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Concordia International Corp. dated November 7, 2016.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2016.
99.3	Unaudited Condensed Interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2016.